Exhibit 4.15

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Agreement (“Agreement”) is entered into as of December 1, 2003 (“Effective Date”), by and among Metal Storm, Limited, a Company organized under the laws of the country of Australia (“Purchaser”), ProCam Machine, LLC, a limited liability company organized under the laws of the State of Washington, USA (“Company”), and William McAllister, Michael F. Bell, Bruce D. Campbell, Raymond J. Prokorym and Michael J. Rubel (collectively referred herein to as “Sellers”).

A.	Sellers own all issued and outstanding membership interests in the Company (“Membership Interests”).

B.	The Purchaser desires to purchase from Sellers and Sellers desire to sell to the Purchaser all of their Membership Interests on the terms, and subject to the conditions set forth herein.

TERMS AND CONDITIONS

Section 1 Purchase of Membership Interests

1.1	Purchase of Membership Interests. Subject to the terms and conditions set forth herein, at the Closing (as defined below), Sellers will sell all of their Membership Interests in Company to the Purchaser, and the Purchaser will purchase all of the Membership Interests owned by Sellers from Sellers, said Membership Interests constituting one hundred percent (100%) of all of the issued and outstanding equity of the Company as of the Closing.

1.2	Purchase Price. In consideration for Sellers’ delivery of the Membership Interests, Purchaser shall issue to Sellers at the Closing 3,913,034 fully paid ordinary shares in the Purchaser (“Shares”). The Purchase Price for Membership Interests has been established and will be allocated among the Sellers as set forth in Schedule 1.2.

1.3	Purchase of Notes. Subject to the terms and conditions set forth herein, McAllister will assign to Purchaser his rights under the Promissory Notes held by McAllister, and issued by the Company, copies of which are attached hereto as Schedule 1.3.

1.4	Purchase Price of Notes. In consideration for the Promissory Notes, Purchaser will issue to McAllister at the Closing 1,184,713 Shares.

1.5	Purchaser’s Common Stock. Sellers and McAllister agree that the Shares issued to them by the Purchaser, pursuant to Sections 1.2 and 1.4 respectively (the “Consideration Shares”), will not be, directly or indirectly, sold, pledged, transferred, or otherwise disposed of; except that Sellers or McAllister may each, individually, sell an amount of such Consideration Shares, in each calendar quarter, commencing during the first quarter of 2004, equal to the greater of (i) the number of such Consideration Shares required to fund any U.S. income taxes owed by them individually as a direct result of the transaction contemplated by this Agreement, or (ii) 25% of the total number of the Consideration Shares as of the Effective Date, or (iii) such number of Consideration Shares, the sale of which are required to fund Seller’s obligations under Section 4.3. Sellers further agree that all sales by them of Consideration Shares shall be conducted after thirty (30) days’ prior notice by fax to (and through) ABN AMRO Morgans (Brisbane, Queensland, Australia) or another Australian securities broker agreed upon by an individual Seller and Purchaser. In the event that the outstanding shares of Purchaser’s common stock after the date of this Agreement are increased or decreased in number or changed into or exchanged for a different number or kind of shares or other securities of Purchaser or of another corporation, by reason of any reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, combination of shares, or dividend payable in shares, the parties shall make an appropriate adjustment to the number and kind of shares constituting the Consideration Shares, to the end that the Sellers’ proportionate interest in Purchaser shall be maintained as if such event had not occurred.

Section 2. Representations and Warranties of Company and Sellers. As a material inducement to the Purchaser to enter into this Agreement and purchase the Membership Interests and Promissory Notes, the Sellers and the Company, jointly and severally, represent and warrant that, except as set forth in the attached Disclosure Schedule:

2.1	Organization and Corporate Power. The Company is a limited liability company duly incorporated and validly existing under the laws of the State of Washington and the Company is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify. The Company has all requisite corporate power and authority and all material licenses, permits and authorizations necessary to own and operate its properties and to carry on its business as now conducted. Copies of the Company’s Certificate of Formation and Limited Liability Company Agreement have been furnished to the Purchaser and such copies reflect all amendments made thereto at any time prior to the date of this Agreement and such copies are correct and complete.

2.2	Membership Interests and Related Matters. All of the authorized membership interests of the Company which are issued and outstanding are owned, beneficially and of record, by the Sellers, and no other equity interests, common or otherwise, of the Company are issued and outstanding. The Company does not have outstanding and has not agreed, orally or in writing, to issue any membership interests or securities convertible or exchangeable for any membership interests, nor does it have outstanding nor has it agreed, orally or in writing, to issue any options or rights to purchase or otherwise acquire its membership interests. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its membership interests. The Company has not violated any applicable securities laws or regulations in connection with the offer or sale of its securities other than violations that have been, or will before the Closing have been, corrected by post-issuance filings. All of the outstanding membership interests of the Company are validly issued, fully paid and non-assessable. The Sellers have, and upon purchase thereof pursuant to the terms of this Agreement the Purchaser will have, good and marketable title to the membership interests, free and clear of all security interests, liens, encumbrances or other restrictions or claims, subject only to restrictions as to marketability imposed by securities laws. Assuming that the representations in Section 3.6 are true and correct, neither the Sellers nor the Company have violated or will violate any applicable securities laws in connection with the sale of the Membership Interests to the Purchaser hereunder.

2.3	Subsidiaries. The Company has no, nor has had any, subsidiaries or affiliated companies and does not otherwise own or control, directly or indirectly, any equity interest in any company or entity.

2.4	Conduct of Business: Liabilities. Except as set forth in Schedule 2.4, the Company is not in default under, and no condition exists that with notice, lapse of time, the consummation of the transactions contemplated by this Agreement, or any combination thereof, would constitute a default of the Company under (i) any mortgage, loan agreement, evidence of indebtedness or other instrument evidencing borrowed money to which the Company is a party or by which the Company or the properties of the Company are bound, (ii) any contract, agreement, lease or other obligation to which the Company is a party, or (iii) any judgment, order or injunction of any court, arbitrator or governmental agency that would reasonably be expected to affect materially and adversely the business, financial condition or results of operations of the Company taken as a whole.

2.5	Financial Statements. The financial statements of the Company as of September 30, 2003, in the form attached to this Agreement as Schedule 2.5 (the “September 30, 2003 Financial Statements”), fairly present the financial position of the Company as of September 30, 2003, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and in a manner substantially consistent with prior financial statements of the Company. Except as contemplated by or permitted under this Agreement, there are no adjustments that would be required on review of the September 30, 2003 Financial Statements that would, individually or in the aggregate, have a material negative effect upon the Company’s reported financial condition.

2.6	No Undisclosed Liabilities. Except for (i) liabilities and obligations incurred in the ordinary course of business since September 30, 2003 (“Statement Date”), and (ii) liabilities or obligations described in Schedule 2.6, neither the Company nor any of the property of the Company is subject to any material liability or obligation that was required to be included or adequately reserved against in the September 30, 2003 Financial Statements or described in the notes thereto and was not so included, reserved against or described.

2.7	Absence of Certain Changes. Except as contemplated or permitted by this Agreement or as described in Schedule 2.7, since the Statement Date there has not been:

2.7.1	Any material adverse change in the business, financial condition, operations or assets of the Company;

2.7.2	Any damage, destruction or loss, whether covered by insurance or not materially adversely affecting the properties or business of the Company;

2.7.3	Any sale or transfer by the Company of any tangible or intangible asset other than in the ordinary course of business, any mortgage or pledge or the creation of any security interest, lien or encumbrance on any such asset, or any lease of property, including equipment, other than tax liens with respect to taxes not yet due and contract rights of customers in inventory;

2.7.4	Any declaration, setting aside or payment of a distribution in respect of or the redemption or other repurchase by the Company of any stock of the Company;

2.7.5	Any material transaction not in the ordinary course of business of the Company;

2.7.6	The lapse of any material trademark, assumed name, trade name, service mark, copyright or license or any application with respect to the foregoing;

2.7.7	Hiring, termination, resignation or other material increase or reduction of hours of any officers or employees; or the grant of any increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan) other than customary increases on a e periodic basis or required by agreement or understanding in the ordinary course of business and in accordance with past practice;

2.7.8	The discharge or satisfaction of any material lien or encumbrance or the payment of any material liability other than current liabilities in the ordinary course of business;

2.7.9	The making of any material loan, advance or guaranty to or for the benefit of any person except the creation of accounts receivable in the ordinary course of business; or

2.7.10	An agreement to do any of the foregoing.

2.8	Title and Related Matters. Except as set forth in Schedule 2.8, the Company has good and marketable title to or a valid leasehold interest in all of its property, real and 8 personal, and other assets included in the September 30, 2003 Financial Statements (except properties and assets sold or otherwise disposed of subsequent to the Statement Date in the ordinary course of business or as contemplated in this Agreement), free and clear of all security interests, mortgages, liens, pledges, charges, claims or encumbrances of any kind or character, except (i) statutory liens for property taxes not yet delinquent or payable subsequent to the date of this Agreement and statutory or common law liens securing the payment or performance of any obligation of the Company, the payment or performance of which is not delinquent, or that is payable without interest or penalty subsequent to the date on which this representation is given, or the validity of which is being contested in good faith by the Company; (ii) the rights of customers of the Company with respect to inventory under orders or contracts entered into by the Company in the ordinary course of business; (iii) claims, easements, liens and other encumbrances of record pursuant to filings under applicable recording statutes; (iv) leases; or (v) as described in the September 30, 2003 Financial Statements.

2.9	Litigation. Except as set forth in Schedule 2.9, there are no material actions, suits, proceedings, orders, investigations or claims pending or, to the best of the Sellers’ and the Company’s knowledge, overtly threatened against the Company or any property of either, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality; to the best of the Sellers’ and the Company’s knowledge, any governmental investigations or inquiries; and, to the best knowledge of the Sellers, there is no basis for any of the foregoing.

2.10	Tax Matters. Except as set forth in Schedule 2.10, (i) the Company has prepared in a substantially correct manner and has filed all federal, state, local and foreign tax returns and reports heretofore required to be filed by them and have paid all taxes shown as due thereon; (ii) such tax returns are complete and accurate in all material respects, and (iii) no taxing authority has asserted any deficiency in the payment of any tax or informed the Company that it intends to assert any such deficiency or to make any audit or other investigation of the Company for the purpose of determining whether such a deficiency should be asserted against the Company.

2.11	Compliance with Laws. Except as set forth in Schedule 2.11, the Company is in substantial compliance with all laws, statutes, ordinances, regulations, orders, judgments or decrees applicable to them, including without limitation related to the purchase, use, storage or disposal of hazardous materials, the enforcement of which, if the Company was not in compliance therewith, would have a materially adverse effect on the business of the Company, taken as a whole. Neither the Sellers nor the Company have received any notice of any asserted present or past failure by the Company to comply with such laws, statutes, ordinances, regulations, orders, judgments or decrees.

2.12	No Brokers or Finders. Except as set forth in Schedule 2.12, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Sellers or the Company.

2.13	Insurance. The Company has provided Purchaser copies of each insurance policy maintained by the Company with respect to its properties, assets and businesses, and each such policy is in full force and effect. The Company is not in material default with respect to its obligations under any such policy maintained by it. Neither the Sellers nor the Company have been notified of the cancellation of any of the insurance policies or of any material increase in the premiums to be charged for such insurance policies.

2.14	Employees and Labor Relations Matters. Except as set forth in Schedule 2.14 or as provided in this Agreement, to the Sellers’ and to the Company’s knowledge, (i) no employee of the Company is in violation of any material term of any employment contract, patent disclosure agreement or any other contract or agreement relating to the relationship of such employee with the Company or any other party because of the nature of the business conducted or to be conducted by the Company, (ii) no officer or key employee, and no group of key employees, has directly or indirectly indicated their intent to terminate his or its employment with the Company, nor does the Company have a present intention to terminate the employment of any key employee, (iii) no employee of the Company is subject to a collective bargaining agreement and no organization efforts have been initiated or are pending, and (iv) the Company has in all material respects complied with all applicable state and federal laws related to employment.

2.15	Disclosure. Neither this Agreement nor any of the schedules, attachments, written statements, documents, certificates or other items prepared or supplied to the Purchaser by or on behalf of the Company or the Sellers with respect to this purchase contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein not misleading. No Seller or any responsible officer or director has intentionally concealed any fact known by such person to have a material adverse effect upon the Company’s existing or expected financial condition, operating results, assets, customer relations, employee relations or business prospects taken as a whole.

2.16	Power of Attorney. Except as set forth in Schedule 2.16, no material power of attorney or similar authorization given by the Company is presently in effect.

2.17	Accounts Receivable. Except as set forth in Schedule 2.17, all accounts receivable of the Company represent bona fide sales actually made in the ordinary course of business, (ii) are not subject to any offset or counterclaim, (iii) to Sellers and Company’s knowledge there are no facts, events or occurrences which in any way impair the validity, enforceability or collectibility thereof, and (iv) none of the Company’s accounts receivable are late or in default.

2.18	Agreements and Commitments. The Company has delivered to the Purchaser copies of all agreements, contracts, instruments and commitments (including license agreements) to which the Company is a party (“Third Party Agreements”). Except as otherwise set forth in Schedule 2.18, the Company is not in material default under any Third Party Agreements, nor, to the Sellers’ and the Company’s best knowledge, does there exist any event that, with notice or the passage of time or both, would constitute a material default or event of default by the Company under any Third Party Agreements.

2.19	Personal Property. The Company has delivered to the Purchaser copies of all leases and other agreements relating to its property (including any and all amendments and other modifications to such leases and other agreements) all of which are valid and binding, and the Company is not in material default under any such leases or agreements. To the best of the Sellers’ knowledge, all material properties of the Company are generally in good operating condition and repair (ordinary wear and tear excepted), are performing satisfactorily, and are available for immediate use in the conduct of the business and operations of the Company. To the best of the Sellers’ knowledge, all such tangible personal property is in compliance in all material respects with all applicable statutes, ordinances, rules and regulations, except as provided in Schedule 2.11.

2.20	Real Property. Schedule 2.20 contains a list of all real property currently leased by the Company and used or useful in the conduct of the business operations of the Company. To the best of the Sellers’ knowledge, the Company is not in material default under any such leases. To the best of the Sellers’ knowledge, all property listed in Schedule 2.20 (including improvements thereon) is in satisfactory condition and repair consistent with its present use and is available for immediate use in the conduct of the business of the Company. Except as set forth in Schedule 2.20 and to the best of the Sellers’ knowledge, none of the property listed in Schedule 2.20 or subject to leases listed in Schedule 2.20 violates in any material respect any applicable building or zoning code or regulation of any governmental authority having jurisdiction. The property and leases described in Schedule 2.20 include all such property or property interests necessary to conduct the business and operations of the Company as they are presently conducted. The Company owns no real property.

2.21	Personnel. The Company has provided Purchaser with:

2.21.1	The names, title and current salaries of all officers of the Company;

2.21.2	The wage rates (or ranges, if applicable) for each class of exempt and nonexempt, salaried and hourly employees of the Company;

2.21.3	All scheduled or contemplated increases in compensation or bonuses;

2.21.4	All scheduled or contemplated employee promotions; and

‘2.21.5	The Company has provided to Purchaser with accurate and complete copies of all employment and independent contractor/subcontractor contracts, commitments and arrangements with the persons described above.

2.22	Intellectual Property. The Company (i) owns or has the right to use, free and clear of all liens, charges, claims and restrictions (other than restrictions in the applicable license), all intellectual property rights necessary for the operation of its businesses now conducted or presently proposed to be conducted, and (ii) to its knowledge, and except for the payments required in connection with intellectual property rights listed on Schedule 2.22, is not obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise to any owner or licensee of, or other claimant to, any patent, trademark, service mark, trade name, copyright or other intangible asset, with respect to the use thereof or in connection with the conduct of its business or otherwise. To the knowledge of the Company, the Company has not infringed upon nor is it infringing upon any patent, trademark, service mark, trade name, copyright or other intellectual property of any third party. The Company is not aware of any violation by a third party of any of the Company’s patents, licenses, trademarks, service marks, trade names, copyrights, trade secrets or other proprietary rights.

2.23	Environmental Issues.

2.23.1	Except as set forth in Schedule 2.23, to Sellers’ knowledge, the Company is in compliance with all Environmental Laws and the Company has obtained all permits required under the Environmental Laws in connection with the construction, ownership and operation of its business. The Company has not received, nor is aware of, any notice of any past, present or anticipated future events, conditions, activities, investigations, plans, studies or proposals which (i) would interfere with or prevent compliance by Company with any Environmental Law, or (b) may give rise to any common law or statutory liability, or otherwise form the basis of a claim, action, suit, proceeding, investigation or hearing, involving the Company and related in any way to Hazardous Substances or Environmental Laws.

2.23.2	Except as set forth on Schedule 2.23, the Company has not disposed of, spilled, leaked or otherwise released any Hazardous Substance on, in, under, or from, or otherwise come to be located in the soil or water on or under, the real property owned, leased or otherwise occupied by the Company. Except as set forth in Schedule 2.23, all wastes generated in connection with the Company are and have been transported to and disposed of at an authorized waste disposal facility in compliance with all Environments Laws. Except as set forth in Schedule 2.23, to Sellers’ knowledge, none of the Company’s real or personal properties have incorporated into them any lead-based paint, urea formaldehyde foam insulation, asbestos, polychlorinated biphenyls or any other Hazardous Substance that is prohibited, restricted or regulated when present in buildings, structures, fixtures or equipment. Except as set forth in Schedule 2.23, to Sellers’ knowledge, the Company is not liable under any Environmental Law for remedial, removal, investigation or other response costs, natural resources damages or other claims arising out of the release or threatened release of any Hazardous Substance at any real property leased or otherwise occupied by the Company or at any other real property site previously leased, or otherwise occupied or otherwise utilized by the Company, and no basis exists for any such liability.

2.23.3	Except as set forth in Schedule 2.23, to Sellers’ knowledge, there are no underground storage tanks (in or out of service) on any real property leased or otherwise occupied by the Company.

2.23.4	Except as set forth on Schedule 2.23, the Company has disclosed and made available to the Purchaser true, correct and complete copies or results of any and all studies, reports, monitoring, tests, analysis, correspondence with governmental agencies or other documents in its possession or initiated by the Company or otherwise known to the Company and/or the Sellers and pertaining to the existence or Hazardous Substances, to compliance with Environmental Laws or to any other environmental concern relating to the Company.

2.23.5	For purposes of this Agreement, “Environmental Laws” shall mean any federal, state or local statute, ordinance or regulation pertaining to the protection of human health or the environment and any applicable orders, decrees, permits, judgments, licenses or other authorizations or mandates under such statutes, ordinances or regulations.

2.23.6	For purposes of this Agreement, “Hazardous Substance” shall mean any toxic, infectious, hazardous or radioactive substance, pollutant, contaminant, material or waste as defined, listed or regulated under any Environmental Law, other than household hazardous waste or other materials managed in compliance with Environmental Law.

2.23.7	The facility, at which the Company’s principal place of business is located, was not previously occupied or otherwise utilized for any commercial or other purpose, prior to its occupation and use by the Company.

2.24	ERISA and Related Matters. Except as listed on Schedule 2.24, the Company does not maintain any retirement or deferred compensation plan, savings, incentive, stock option or stock purchase plan, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any other fringe benefit arrangement for any employee, consultant or agent of the Company, whether pursuant to contract, arrangement, custom or informal understanding, which does not constitute an “Employee Benefit Plan” (as defined in § 3(3) of ERISA), for which the Company may have any ongoing material liability after Closing. The Company does not maintain nor has it ever contributed to any Multiemployer Plan as defined by § 3(37) of ERISA. The Company does not currently maintain any Employee Pension Benefit Plan subject to Title IV of ERISA. There have been no “prohibited transactions” (as described in § 406 of ERISA or § 4975 of the Code) with respect to any Employee Pension Benefit Plan or Employee Welfare Benefit Plan maintained by the Company as to which the Company has been party a party. As to any employee pension benefit plan, there have been no reportable events (as such term is defined in § 4043 of ERISA).

2.25	Operating Rights. The Company has all operating authority, licenses, franchises, permits, certificates, consents, rights and privileges (collectively “Licenses”) as are A. necessary or appropriate to the operation of its business as now conducted and as proposed to be conducted and which the failure to possess would have a material adverse effect on the assets, operations or financial condition of the Company. Such Licenses are in full force and effect, no violations have been or are expected to have been recorded in respect of any such licenses, and no proceeding is pending or, to the knowledge of the Company, threatened that could result in the revocation or limitation of any such licenses. The Company has conducted its business so as to comply in all material respects with all such Licenses.

2.26	Transactions with Affiliates. Except for (i) regular salary payments and fringe benefits under an individual’s compensation package with the Company, and (ii) certain loans that have been made to the Company by William McAllister, neither the Sellers nor any of the officers, employees, directors or other affiliates of the Company, or members of their families is a party to any agreements, understandings or proposed transactions with the Company. The Company has not guaranteed or assumed any obligations of the Sellers or the Company’s officers, directors or employees.

2.27	Minute Books. The minute books of the Company contain a complete summary of all meetings or other actions of members since the time of Company’s formation and reflect all transactions referred to in such minutes accurately in all material respects.

2.28	Representations and Warranties of Sellers. As a material inducement to the Purchaser to enter into this Agreement and purchase the Membership Interests and Promissory Notes, each Seller further represents and warrants that:

2.28.1	Authority. Seller has all requisite right, power, authority and legal capacity to execute and deliver this Agreement, and the other agreements contemplated hereby to which he is a party, to perform his obligations under this Agreement and each such other agreement, and to consummate the transactions contemplated by this Agreement and each such other agreement.

2.28.2	Enforceability. This Agreement and each agreement contemplated hereby to which Seller is a party is, or upon its execution and delivery will be, a valid and binding obligation of Seller, enforceable against Seller in accordance with the terms hereof or thereof, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium, or similar laws and judicial decisions from time to time in effect which affect creditors’ rights generally.

2.28.3	Non-contravention. Neither the execution, delivery or performance by Seller of this Agreement or any agreement contemplated hereby to which Seller is a party, nor the consummation by Seller of the transactions contemplated hereby or thereby, nor compliance by Seller with any provisions hereof or thereof will, with or without the passage of time or the giving of notice or both, result in the breach of, or constitute a default or require any consent under, any property or assets of Seller pursuant to any instrument or agreement to which Seller is a party or by which Seller or Seller’s properties may be bound or affected, except where the breach, default or consent requirement would not have a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement.

2.28.4	Investment Representations. Seller understands that the Shares to be acquired by Seller hereby have not been, and will not be, registered under the Securities Act of 1933 or the securities laws of any state by reason of a specific exemption from the registration provisions of the Securities Act and the applicable state securities laws, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Seller’s representations as expressed herein. The Seller is acquiring the Shares without expectation, desire or need for resale and not with the view toward distribution, resale, subdivision or fractionalization of said shares.

Section 3. Representations and Warranties of Purchaser. As a material inducement to the Sellers to enter into this Agreement and sell the Membership Interests, the Purchaser hereby represents and warrants to the Sellers as follows:

3.1	Organization: Power. The Purchaser is a Company duly incorporated and validly existing under the laws of Australia, and has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder.

3.2	Authorization. The execution, delivery and performance by the Purchaser of this Agreement and all other agreements contemplated hereby to which the Purchaser is a party have been duly and validly authorized by all necessary corporate action of the Purchaser, and this Agreement and each such other agreement, when executed and delivered by the parties thereto, will constitute the legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency and similar statutes affecting creditors’ rights generally and judicial limits on equitable remedies.

3.3	No Conflict with Other Instruments or Agreements. The execution, delivery and performance by the Purchaser of this Agreement and all other agreements contemplated hereby to which the Purchaser is a party will not result in a breach or violation of, or constitute a default under, its constitution or Bylaws or any material agreement to which the Purchaser is a party or by which the Purchaser is bound.

3.4	Governmental Authorities. Except as set forth in Schedule 3.4, (i) the Purchaser is not required to submit any notice, report or other filing with any governmental or regulatory authority in connection with the execution and delivery by the Purchaser of this Agreement and the consummation of the purchase and (ii) no consent, approval or authorization of any governmental or regulatory authority is required to be obtained by the Purchaser or any affiliate in connection with the Purchaser’s execution, delivery and performance of this Agreement and the consummation of this purchase.

3.5	Litigation. There are no actions, suits, proceedings or governmental investigations or inquiries pending or, to the knowledge of the Purchaser, threatened against the Purchaser or its properties, assets, operations or businesses that might delay, prevent or hinder the consummation of this purchase.

3.6	Investment Representations. The Purchaser understands that the Membership Interests to be purchased have not been, and will not be, registered under the Securities Act of 1933 or the securities laws of any state by reason of a specific exemption from the registration provisions of the Securities Act and the applicable state securities laws, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser is acquiring the Membership Interests without expectation, desire or need for resale and not with the view toward distribution, resale, subdivision or fractionalization of the Membership Interests.

3.7	Share Representations. Subject to the contractual limitations identified in Section 1.5, the Shares issued to Sellers and McAllister pursuant to Sections 1.2 and 1.4 otherwise are and shall remain fully registered and freely transferable on the Australian Stock Exchange without further registration or filing.

3.8	Disclosure. To the Purchaser’s knowledge, this Agreement, with the Schedules hereto, when taken as a whole, does not contain any untrue statement of a material fact concerning the Purchaser or omit to state a material fact necessary in order to make the statements concerning the Purchaser contained herein not misleading in light of the circumstances under which they were made.

3.9	No Brokers or Finders. The Purchaser has not, and will not, incur, directly or indirectly, as a result of any action taken by the Purchaser, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, other than certain amounts payable to GMCG, LLC.

Section	4. Additional Agreements. The Company, the Sellers and the Purchaser further agree as follows:

4.1	Action After the Closing. Upon the reasonable request of any party hereto after the Closing, any other party will take all action and will execute all documents and instruments necessary or desirable to consummate and give effect to this purchase. These include, by way of illustration and not by way of limitation, the following:

4.1.1	Various conditions relating to filing, payment and collecting of refunds relating to 11 taxes;

4.1.2	Resignations of William McAllister and Michael F. Bell;

4.1.3	Provisions relating to delivery of corporate books and records;

4.1.4	Provisions relating to treatment of confidential proprietary information obtained in the acquisition process.

4.2	Debt. The total outstanding debt of the Company as of Closing shall not exceed US $3,000,000.00, including amounts owed to William McAllister under the Promissory Notes attached as Schedule 1.3.

4.3	Line of Credit. During the six (6) month period beginning on the Closing date, William McAllister, Michael J. Rubel and Michael F. Bell shall together make available to Purchaser an operating credit line facility (“Credit Facility”) of up to US $200,000.00 pursuant to a Revolving Loan and Security Agreement in the form attached hereto as Schedule 4.3. Purchaser shall execute such documents, as reasonably requested by Sellers, confirming the Credit Facility and which are consistent with the terms of this Agreement.

4.4	Consents. Sellers and Company shall provide Purchaser with the consents and approvals identified in Schedule 4.4.

4.5	Corporate Action. The Purchaser will have furnished to the Sellers a copy, certified by the Secretary or an Assistant Secretary of the Purchaser, of the resolutions of the Purchaser authorizing the execution, delivery and performance of this Agreement.

4.6	Indemnification

4.6.1	Purchaser Claims. Except as hereinafter set forth, Sellers shall indemnify and hold harmless Purchaser against, and in respect of, any and all damages, claims, losses, liabilities and expenses, including, without limitation, reasonable legal, accounting and other expenses, which may arise out of any misrepresentation or breach of covenant or warranty under this Agreement by Sellers; provided however, that the Purchaser shall be entitled to indemnification hereunder only when the aggregate of all claims arising under this Section 4.6.1 exceeds $25,000, and only with respect to amounts by which the aggregate of all such claims exceeds $25,000.

4.6.2	Seller Claims. Except as hereinafter set forth, Purchaser shall indemnify and hold harmless each Seller and each Seller’s successors and assigns (and, with respect to the Personal Guaranties, Sellers’ spouses) against, and in respect of, any and all damages, claims, losses, liabilities and expenses, including, without limitation, reasonable legal, accounting and other expenses, which may arise out of any misrepresentation or breach of covenant or warranty under this Agreement by Purchaser or any act or omission of the Company after the Closing; provided however, that a Seller shall be entitled to indemnification hereunder only when, and only with respect to amounts by which, the aggregate of all such claims against all Sellers exceeds $25,000, and only with respect to amounts by which the aggregate of all such claims exceeds $25,000. Notwithstanding the foregoing, the dollar limitations and thresholds in the foregoing provisos shall not apply to claims arising out of or relating to the Purchaser’s failure to pay amounts due by Sellers or their spouses arising out of or relating to personal guaranties of the indebtedness or other liabilities of the Company (the “Personal Guaranties”).

4.6.3	Notice of Claim. Upon obtaining knowledge thereof, the party to be indemnified (the “Indemnified Party”) shall promptly notify the party which is required to provide indemnification (the “Indemnifying Party”) in writing of any damage, claim, loss, liability or expense which the Indemnified Party has determined has given rise or could give rise to a claim under this Section 4.6 (such written notice being hereinafter referred to as a “Notice of Claim”). A Notice of Claim shall contain a brief description of the nature and estimated amount of any such claim giving rise to a right of indemnification.

4.6.4	Defense of Third Party Claims. With respect to any claim or demand set forth in 8 a Notice of Claim relating to a third party claim, the Indemnifying Party may defend, in good faith and at its expense, any such claim or demand, and the Indemnified Party, at its expense, shall have the right to participate in the defense of any such third party claim. So long as the Indemnifying Party is defending in good faith any such third party claim, the Indemnified Party shall not settle or compromise such third party claim. If the Indemnifying Party does not so elect to defend any such third party claim, the Indemnified Party shall have no obligation to do so.

4.6.5	Special Limitations. Notwithstanding anything to the contrary in this Agreement:

4.6.5.1	The provisions of Section 4.6.1 shall be the sole and exclusive remedy available to Purchaser with respect to breaches of representations, warranties and covenants by Sellers.

4.6.5.2	The provisions of Section 4.6.2 shall be the sole and exclusive remedy available to a Seller with respect to breaches of representations, warranties and covenants by Purchaser.

4.6.5.3	The amounts that may otherwise be payable to Purchaser under Section 4.6.1 shall be reduced by any insurance proceeds payable to Purchaser.

4.6.6	Time Limitations.

4.6.6.1	Sellers will have liability (for indemnification or otherwise) with respect to any breach of any representation, warranty or covenant in this Agreement only if a claim is made pursuant to Section 4.6 on or before the first anniversary of the Effective Date, Purchaser notifies the Sellers of a claim specifying the factual basis of the claim in reasonable detail to the extent then known by Purchaser and certifies to the Sellers that Purchaser has a reasonable basis to believe that such a claim has accrued and is justified under this Agreement.

4.6.6.2	Purchaser will have liability (for indemnification or otherwise) with respect to any breach of any representation, warranty or covenant in this Agreement only if a claim is made pursuant to Section 4.6 on or before the first anniversary of the Effective Date, a Seller notifies Purchaser of a claim specifying the factual basis of the claim in reasonable detail to the extent then known by such Seller and certifies to Purchaser that such Seller has a reasonable basis to believe that such a claim has accrued and is justified under this Agreement. Notwithstanding the foregoing, Purchaser shall remain liable for indemnification of Sellers and their spouses with respect to any claim arising out of or relating to the Personal Guaranties until the obligations that are the subject of the Personal Guaranties are satisfied in full.

4.7	Loan Payoffs. Purchaser shall pay in full the amount of the obligations due by the Company to the Small Business Administration on or before the first anniversary of the Effective Date. Purchaser shall pay in full the amount of the obligations due by the Company to EverTrust Bank, or obtain EverTrust Bank’s written agreement to extend such obligations, on or before February 15, 2004

4.8	Other Agreements.

4.8.1	Purchaser and Sellers shall enter into a Security Agreement in favor of Sellers and their spouses with respect to the membership interests of the Company in the form attached hereto as Schedule 4.8.1 securing the Purchaser’s obligation to pay all amounts arising out of or relating to the Personal Guaranties.

4.8.2	Purchaser shall enter into Employment Agreements with Raymond J. Prokorym and with Bruce Campbell, in the form attached hereto as Schedules 4.8.3A and 4.8.3B.

4.8.3	If (i) the Company’s balance sheet as of the Effective Date has been reduced by the amount of the Allowance (as defined in Schedule 2.7), but (ii) the payments for the Allowance have been voided or otherwise canceled, then Purchaser shall cause the Company to make payment of the Allowance in conjunction with the Company’s first scheduled payroll following the Closing.

Section 5. Closing.

5.1	Closing. The closing (“Closing”) will be held at the offices of Leary Franke Droppert at 1500 Fourth Avenue, Suite 600, Seattle, Washington 98101 on December 10, 2003, or such other date or place as agreed by the parties, to be effective as of December 1, 2003.

5.2	Consummation of Closing. All acts, deliveries and confirmations comprising the Closing regardless of chronological sequence shall be deemed to occur contemporaneously and simultaneously upon the occurrence of the last act, delivery or confirmation of the Closing and none of such acts, deliveries or confirmations shall be effective unless and until the last of the same shall have occurred. The time of the Closing has been scheduled to correspond with the close of business at the principal office of the Company and, regardless of when the last act, delivery or confirmation of the Closing shall take place, the transfer of the Membership Interests shall be deemed to occur as of the close of business at the principal office of the Company on the date of the Closing.

Section 6. Miscellaneous Provisions.

6.1	Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given: (a) when received by facsimile or similar device, if subsequently confirmed by a writing sent within twenty-four hours after the giving of such notice; (b) upon receipt if delivered personally; (c) three days following deposit in the United States mail by certified first class mail, postage prepaid; or (d) on the date of receipt, if sent by Fed Ex or other international overnight delivery service; and in any case, addressed as follows:

If to Company:

ProCam Machine, LLC

18421 Bothell Everett Hwy., Suite 150 8

Mill Creek, WA 98012

with a copy via same means to:

Steven Seward, Esq.

1500 Fourth Avenue, Suite 600

Seattle, WA 98101

If to Purchaser:

Metal Storm Limited

4350 N. Fairfax Drive, Suite 810

Arlington, VA 22203

Attn.: Chuck Vehlow, CEO

with a copy via same means to:

V. Marc Droppert

Leary Franke Droppert PLLC

1500 Fourth Avenue, Suite 600

Seattle, Washington 98101

If to Sellers to:

William McAllister

740 -1st Street South

Kirkland, WA 98033

Michael F. Bell

7051-D Lincoln Parkway SW

Seattle, WA 98136

Bruce D. Campbell

4106 127th St. SE

Everett, W A 98208

Raymond J. Prokorym

2610 -113th Place N.E.

Everett, W A 98208

Michael J. Rubel

Fuller Trident

520 Pike Street, Suite 1250

Seattle, WA 98101

6.2	Survival. All representations, warranties, covenants, and agreements made in this Agreement shall survive the closing of this Agreement, subject to the limitations in Section 4.6 of this Agreement.

6.3	Benefit. This Agreement shall be binding upon, and inure to the benefit of the respective legal representatives, successors and assigns of Sellers and Purchaser. Seller specifically acknowledges that Purchaser shall be entitled to assign its rights and obligations under this Agreement to a voting trust subsidiary or other special security arrangement, as Purchaser deems appropriate to ensure compliance with any applicable US regulatory requirements.

6.4	Costs of Transaction. Sellers and Purchaser will each be solely responsible for and bear all of their own respective expenses incurred in this transaction including, but not limited to, expenses of legal counsel, accountants (including the accountants review report prepared by Clark Nuber for Purchaser at Purchaser’s request and expense), and other advisors, incurred at any time in connection with pursuing or consummation of this Agreement and the transactions contemplated hereby.

6.5	Public Announcement. Neither Sellers nor Purchaser will make any public disclosure of 8 the terms of the transaction contemplated by this Agreement, without the prior written consent of the other, except as required by applicable law, or the listing rules of the Australian Stock Exchange Limited or NASDAQ.

6.6	Entire Agreement. This Agreement (including all exhibits attached hereto and all documents delivered as provided for herein) supersedes all oral statements and representations and agreements among the parties hereto with respect to the subject matter hereof and the transactions contemplated hereby.

6.7	Amendment. This Agreement shall be amended only by a written document signed by each party hereto.

6.8	Titles and Headings. The titles and headings to the Articles, Sections and paragraphs contained in this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

6.9	Waiver. No waiver by any party at any time of any breach by another party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of any other provisions or conditions at the same time or at any prior or subsequent time.

6.10	Severability. If any provisions of this Agreement or the application thereof to any person or circumstance is held to be invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such person or circumstance in any other jurisdiction or to other persons or circumstances in any jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable.

6.11	Applicable Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Washington, without regard to its conflicts of law provisions.

6.12	Arbitration. Any and all disputes arising out of or in relation to this Agreement will be resolved as follows:

(a)	The parties will first meet and confer in good faith to fairly and equitably resolve the dispute. Such meeting will occur within ten (10) business days of the date of notice implementing this dispute resolution process.

(b)	If the parties cannot resolve the issue within five (5) business days after the meeting provided for under Section 6.12(a), then they will mediate the matter (under the auspices of Judicial Dispute Resolution, L.L.C., or if that entity fails or declines to serve, such other similar service or organization as agreed by the parties to this Agreement, or as appointed by the court if the parties cannot agree (collectively “JDR”)). Such mediation shall occur in Seattle, Washington, within twenty (20) business days of either party’s first providing the other and JDR with notice of intent to mediate.

(c)	If, after mediation under Section 6.12(b), the parties have still not resolved the matter, then and only then will litigation be permitted. “Litigation” for purposes of this Section 6.12(c) will be limited exclusively to arbitration by one arbitrator, administered by JDR in accordance with its rules of practice and procedure, without limiting the right to seek injunctive relief in the courts. The arbitrator will be someone other than the mediator who served under Paragraph 6.12(b). Arbitration will occur in Seattle, Washington, no later than thirty (30) business days after referral and must be concluded within 30 business days after the hearing. Unless otherwise ordered by the arbitrator, the hearing will last no more than two (2) full hearing days with one day allotted to each Party. There will be no discovery permitted other than document exchanges and review, and written submissions will be limited to ten (10) pages unless otherwise ordered by the arbitrator. The arbitrator will be bound to follow the applicable federal and state laws and regulations in deciding all issues and in rendering any award. The arbitration proceedings will be conclusive and not appealable and any party to any award rendered in any such arbitration proceeding will be entitled to have judgment entered thereon. The arbitrator will determine the “prevailing party” and such party will be entitled to its reasonable attorneys’ fees and costs which will be part of the award. Arbitration will take place in Seattle, Washington. In no event, however, will mediation or arbitration be available pursuant to this Section 6.12 after the date when institution of legal or equitable proceedings based on such claim, dispute, or other matter in question would be barred by the applicable statute of limitations.

6.13	Counterparts. This Agreement may be executed by facsimile and/or in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

PURCHASER:		COMPANY:
Metal Storm Limited		ProCam Machine, LLC

By:	/s/ Charles Velhow	By:	/s/ William McAllister

Title:	CEO	Title:	Manager

SELLERS:

/s/ William McAllister
William McAllister

/s/ Michael F Bell
Michael F Bell

/s/ Bruce D Campbell
Bruce D Campbell

/s/ Raymond J Prokorym
Raymond J Prokorym

/s/ Michael J Rubel
Michael J Rubel

DISCLOSURE SCHEDULES

to

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

Metal Storm, Limited, ProCam Machine, LLC, William McAllister, Michael F. Bell, Bruce D.

Campbell, Raymond J. Prokorym and Michael J. Rubel,

Dated as of December 10, 2003

INTRODUCTION TO DISCLOSURE SCHEDULES

These Disclosure Schedules are attached to, and are part of, that certain Membership Interest Purchase Agreement by and among Metal Storm, Limited, ProCam Machine, LLC, William McAllister, Michael F. Bell, Bruce D. Campbell, Raymond J. Prokorym and Michael J. Rubel (the “Purchase Agreement”). Capitalized terms used but not defined herein have the meanings given in the Purchase Agreement. Disclosure of a fact or item in this Disclosure Schedule does not necessarily mean that the item or fact, individually or in the aggregate, is material or adverse. All attachments to these Disclosure Schedules are incorporated herein by this reference.

Schedule 1.2

PURCHASING PRICE	US Dollars
Base Purchase Price	$1,300,000.00
Liability Adjustment	$105,022.91
Note Write-off	$(31,000.00)

Adjusted Purchase Price	$1,374,022.91	-3,913,034
Metal Storm Limited Shares

SHARE ALLOCATION	Adj. Purch. Price	No of Shares
Michael J Rubel	$51,935.14	147,904
William D. McAllister	$472,295.95	1,345,036
Michael F. Bell	$120,969.11	344,504
Raymond J. Prokorym	$278,350.39	792,705
Bruce D. Campel	$278,472.32	793,052

	$1,202,022.91	3,423,201
Fuller Trident Commission	$172,000.00	489,833

Total Shares for Sec. 1.2	$1,374,022.91	3,913,034

W. McAllister Notes – Sec 1.3	$416,000.00	1,184,713

Schedule 1.3

Copies of the following documents are attached:

Revolving Loan and Security Agreement made by the Company in favor of William McAllister, entered into as of June 4, 2003.

Revolving Loan and Security Agreement made by the Company in favor of William McAllister, entered into as of November 25, 2003.

Schedule 2.2

The Sellers’ membership interests are subject to various restrictions on transfer pursuant to agreements among the Sellers and the Company. Conditioned on and upon the occurrence of the Closing, the Sellers and the Company waive all such restrictions. See Schedule 2.28.

Schedule 2.4

The Company’s obligations to EverTrust Bank were due on October 1, 2003. By letter dated November 17, 2003, to EverTrust Purchaser’s counsel, EverTrust has extended the due date to February 15, 2004.

Schedule 2.5

Balance sheet and income statement of the Company as of September 30,2003, are attached.

Schedule 2.6

See Schedule 2.7.

Schedule 2.7

Prior to Closing, the Company plans to write-off an obligation owed to it by Raymond J. Prokorym in the approximate amount of $31,000. Prior to Closing, the Company plans to make payment to Raymond J. Prokorym and Bruce D. Campbell of $10,000 each for accumulated vacation and tool allowance, not otherwise reflected in the Company’s financial reports (see Section 4.8.3) (the “Allowance”).

Schedule 2.8

None

Schedule 2.9

ProCam Machine Inc., the Company’s predecessor, received notice on or about October 26, 2001, from the Washington Department of Labor & Industries stating that several pieces of equipment required modifications to meet the State’s UL electrical code.

Schedule 2.10

None

Schedule 2.11

See Schedule 2.9.

Schedule 2.12

Sellers have agreed to pay a fee to The Fuller Trident Group for services in connection with the proposed transactions.

Schedule 2.13

None

Schedule 2.16

None

Schedule 2.17

None

Schedule 2.18

None

Schedule 2.20

The Company’s offices and production facilities at 18421 Bothell Everett Highway, Suite 150, Mill Creek, WA 98012.

Schedule 2.22

None

Schedule 2.23

None

Schedule 2.24

The Company maintains plans for medical insurance, vacation pay, and deferred compensation.

Schedule 2.26

See Schedule 2.7.

Schedule 2.28

Purchaser acknowledges that the transactions contemplated by the Agreement require the consent of various lenders to and customers of the Company, including the U.S. Small Business Administration, EverTrust Bank, AMRESCO Commercial Finance, Inc., Manufacturer’s Financing Services, the U.S. Department of Defense and possibly the Company’s landlord. See Section 4.4.

Schedule 3.4

Appendix 38 -New Issue Announcement, Application for Quotation of Additional Securities and Agreement, which must be filed by the Purchaser with the Australian Securities Exchange Limited in relation to the issuance of shares to the Sellers

Form 484 -Change to Company Details, which must be filed by the Purchaser with the Australian Securities and Investments Commission (“ASIC”) in relation to the Share issuance

ASIC Form 2072 -Certification of Compliance with Stamp Duty Law in relation to the transaction

ASIC Form 208 -Notification of details of Shares issued, other than for cash

Schedule 4.3

Revolving Loan and Security Agreement is attached

Schedule 4.4

AMRESCO Commercial Finance, Inc. U.S. Government

Schedule 4.8.1

Security Agreement is attached

Schedule 4.8.2 A & B

Prokorym and Campbell Employment Agreements are attached